                                                               File No. 070-9895

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                        POST-EFFECTIVE AMENDMENT NO. 4 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

             (Name of companies filing this statement and address of
                          principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)



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                The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                              Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                        Baker Botts L.L.P.
Baker Botts L.L.P.                               3000 One Shell Plaza
The Warner                                       Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                   (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700



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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, CenterPoint Energy, Inc. and its subsidiaries make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, within the meaning of Rule 103A under the Public Utility Holding Company Act of 1935 or other provisions of the securities laws. Actual results may differ materially from those expressed or implied by these statements. The reader can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will," "forecast," "goal," "objective," "projection," or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution the reader that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure the reader that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

         o state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry; constraints placed on our activities or business by the Public Utility Holding Company Act of 1935; changes in or application of environmental, siting and other laws or regulations to which we are subject; other aspects of our business and actions with respect to:

                  o        approval of stranded costs;

                  o        allowed rates of return;

                  o        rate structures;

                  o        recovery of investments; and

                  o        operation and construction of facilities;

         o        the effects of competition;

         o industrial, commercial and residential growth in our service territories and changes in market demand and demographic patterns;

         o        changes in business strategy or development plans;

         o        state, federal and other rate regulations in the United
                  States;

         o non-payment for our services due to financial distress of our customers, including Reliant Resources, Inc;

         o        the successful and timely completion of our capital projects;

         o the timing and extent of changes in commodity prices, particularly natural gas;

         o changes in interest rates or rates of inflation; unanticipated changes in operating expenses and capital expenditures;

         o        weather variations and other natural phenomena;

         o commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the Public Utility Holding Company Act of 1935, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

         o        actions by rating agencies;

         o        legal and administrative proceedings and settlements;

         o        changes in tax laws;

         o inability of various counterparties to meet their obligations with respect to our financial instruments;

         o any lack of effectiveness of our disclosure controls and procedures;

         o        changes in technology;

         o significant changes in our relationship with our employees, including the availability of qualified personnel and the potential adverse effects if labor disputes or grievances were to occur;

         o significant changes in critical accounting policies material to us;

         o acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

         o        the availability and price of insurance;

         o the outcome of the pending securities lawsuits against us and Reliant Energy, Incorporated;

         o the outcome of the SEC investigation relating to the treatment in our consolidated financial statements of certain activities of Reliant Resources, Inc;

         o the ability of Reliant Resources, Inc. to satisfy its indemnity obligations to us;

         o the reliability of the systems, procedures and other infrastructure territory, including the systems owned and operated by the independent system operator in the Electric Reliability Council of Texas, Inc.;

         o political, legal, regulatory and economic conditions and developments in the United States and in foreign countries in which we operate; and


                                    Page iii
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         o        other factors we discuss in CenterPoint Energy, Inc.'s Annual
                  Report on Form 10-K for the period ending December 31, 2002 (File No. 1-31447), including those outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Certain Factors Affecting Our Future Earnings" and in this Form U-1/A.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.



                                    Page iv
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                  CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and
Utility Holding, LLC are seeking a modification of the Commission's order dated July 5, 2002 (HCAR No. 27548) (the "July Order") to permit CenterPoint to pledge the stock of Texas Genco Holdings, Inc. ("Texas Genco") in connection with refinancing of approximately $3.85 billion in CenterPoint debt.(1) CenterPoint also seeks authority to issue warrants, subject to the terms and conditions of the July Order.

                  This Post-Effective Amendment No. 4 to the
Application-Declaration restates Post-Effective Amendment No. 3 to the Application-Declaration in its entirety.

ITEM 1. DESCRIPTION OF TRANSACTION

A. The CenterPoint Facility

                  The July Order authorized the formation of CenterPoint as a registered holding company and approved various financing proposals. Among other things, the July Order authorized CenterPoint to issue up to $5 billion in long-term debt and $6 billion in short-term debt, subject to an overall limit of no more than $6 billion in financings at any one time outstanding (the "Financing Limit") through June 30, 2003 (the "Authorization Period"). In the July Order, CenterPoint committed that debt issued by it pursuant to such authorization would be unsecured.

                  Pursuant to the authority granted in the July Order, on October 10, 2002, CenterPoint entered into a $3.85 billion, 364-day credit facility (the "CenterPoint Facility") to replace a similar facility that had expired. The CenterPoint Facility required, among other things, two mandatory commitment reductions of $600 million, one by February 28, 2003, and the other by June 30, 2003.

                  On February 28, 2003, CenterPoint reached agreement with a syndicate of banks on a second amendment to the CenterPoint Facility (the "Second Amendment"). The Second Amendment provides significant improvements for CenterPoint and has enhanced its access to the capital markets:

o The maturity date of the CenterPoint Facility has been extended from October 2003 to June 30, 2005.

o The $1.2 billion in mandatory prepayments that would have been required this year (including $600 million due on February 28, 2003) have been eliminated.

----------

     (1) Utility Holding, LLC is a Delaware limited liability company and an intermediate holding company that is registered under the Act. Utility Holding, LLC, which directly holds approximately 81% of the outstanding common stock of Texas Genco, is a necessary party to this filing. Utility Holding, LLC is otherwise a conduit entity formed solely to minimize tax liability.


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o    At current credit ratings, pricing for loans under the Second Amendment remains the same as under the original CenterPoint Facility.(2)

                  To provide additional security to the lenders, CenterPoint has committed, subject to the Commission's approval under the 1935 Act, to grant the banks a security interest in its 81% stock ownership of Texas Genco. If the Company is unable to provide that security in a timely manner, the interest rates will be increased by 25 basis points beginning May 28, 2003.

                  As additional compensation to the banks for the extended maturity and the elimination of the mandatory prepayments, CenterPoint has committed under the Second Amendment to grant the banks, on or before May 28, 2003, warrants to purchase 10 percent, on a fully diluted basis, of the Company's common stock. The exercise price for the warrants would be equal to the greater of (i) $6.56 or (ii) 110 percent of the closing price on the New York Stock Exchange on the date the warrants are issued. The warrants would be issued upon receipt of Commission approval and would remain outstanding for four years. They would not, however, be exercisable for a year after issuance. CenterPoint has the opportunity to reduce or extinguish the warrants to the extent it reduces the bank facility during 2003 by specified amounts.(3)

                  The warrants and the underlying common stock would be registered with the Commission and could be exercised either through the payment of the purchase price or on a "cashless" basis under which CenterPoint would issue a number of shares equal to the difference between the then-current market price and the warrant exercise price. Issuance of the warrants is also subject to obtaining Commission approval under the 1935 Act. If Commission approval to issue the warrants is not obtained on or before May 28, 2003, CenterPoint is obligated to provide

----------

      (2) CenterPoint has agreed to pay the banks an extension fee of 75 basis points on the amounts outstanding under the bank facility on October 9, 2003, the maturity date of the original CenterPoint Facility. CenterPoint also paid $41 million in fees that were due on February 28, 2003 and agreed to accelerate payment of $20 million in fees that were otherwise due on June 30, 2003, under the terms of the existing facility.

      (3) To the extent that the Company reduces the bank facility by up to $400 million on or before May 28, 2003, up to half of the warrants will be extinguished on a basis proportionate to the reduction in the credit facility. To the extent half of the warrants are not extinguished on or before May 28, 2003, they will vest and become exercisable in accordance with their terms. Whether or not the Company is able to extinguish warrants on or before May 28, 2003, the remaining 50 percent of the warrants will be extinguished, again on a proportionate basis, if the Company reduces the bank facility by up to $400 million by the end of 2003.

It is CenterPoint's plan to eliminate the warrants entirely before they vest by accessing the capital markets to fund the total payments of $800 million during 2003. In March, 2003, Centerpoint reduced the bank facility by $50 million. Because, however, of current financial market conditions and uncertainties regarding such conditions over the balance of the year, there can be no assurance that the Company will be able to extinguish the warrants or to do so on favorable terms.


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the banks equivalent cash compensation over the term that the warrants would have been exercisable (to the extent they are not otherwise extinguished).

                  In the Second Amendment, CenterPoint also agreed that its quarterly common stock dividend will not exceed $0.10 per share.(4) On February 28, 2003, CenterPoint's board of directors declared a quarterly dividend of $0.10 per share of its outstanding common stock, payable on March 31, 2003 to shareholders of record as of the close of business March 12, 2003.

                  The Second Amendment represents a significant milestone for CenterPoint, allowing it to extend the maturity date of the CenterPoint Facility into 2005, by which time CenterPoint expects to have sold its generation assets and recovered its stranded costs as provided by Texas law. The reaction from the markets and the rating agencies has been strongly positive. On March 4, 2003, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") affirmed its ratings on CenterPoint and its subsidiary companies and removed them from CreditWatch with negative implications. S&P explained:

                  The ratings affirmation reflects CenterPoint's successful negotiation of an amendment to its existing $3.85 billion credit facility.

                                    * * * * *

                  The revised terms of the $3.85 billion bank loan should substantially enhance CenterPoint's ability to efficiently access the capital markets by providing financial stability during the transition period to 2005, by which time the company expects to recover its investment in generating assets and return to a debt level more typical for a regulated utility. Standard & Poor's

----------

     (4) If the Company has not reduced the bank facility by a total of at least $400 million by the end of 2003, of which at least $200 million has come from the issuance of capital stock or securities linked to capital stock (such as convertible debt), the maximum dividend payable during 2004 and for the balance of the term of the facility is subject to an additional test. Under that test, the maximum permitted quarterly dividend will be the lesser of (i) $0.10 per share or (ii) 12.5 percent of CenterPoint's net income per share for the twelve months ended on the last day of the previous quarter.

The Second Amendment provides that proceeds from capital stock or indebtedness issued or incurred by CenterPoint or its subsidiaries must be applied (subject to certain limited exceptions) to repay bank loans and reduce the bank facility. Similarly, cash proceeds from the sale of assets of more than $30 million or, if less, a group of sales aggregating more than $100 million, must be applied to repay bank loans and reduce the bank facility, except that proceeds of up to $120 million can be reinvested in CenterPoint's businesses.

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                  believes that CenterPoint has sufficient liquidity to meet its consolidated working capital needs.

CenterPoint Energy Ratings affirmed, Off Watch; Outlook Stable (published March 4, 2003) (a copy is attached as Exhibit G-20). Also, on April 4, 2003, Fitch, Inc. ("Fitch") revised the Rating Outlook for CenterPoint (BBB-) to "stable" from "negative."

                  The Second Amendment has also enhanced the ability of CenterPoint and its Subsidiaries to access the capital markets. Since the Second Amendment was executed, these companies have successfully engaged in $1.7 billion in capital markets transactions.

                  On March 18, 2003, the T&D Utility issued General Mortgage Bonds totaling over $762 million, comprising $450 million 10-year bonds with a coupon rate of 5.7 percent, and $312.275 million 30-year bonds with a coupon rate of 6.95 percent. Proceeds are being used to repay $150 million of medium term notes that matured on April 21, 2003, to redeem $312.275 million of First Mortgage Bonds and to repay $279 million of a $537 million intercompany note to CenterPoint.(5)

                  On March 25, 2003, GasCo issued $650 million of 7.875 percent senior unsecured notes. A portion of the proceeds were used to retire $260 million of GasCo's 6 3/8 percent Term Enhanced ReMarketable Securities ("TERMS"). Proceeds were also used to extinguish a $350 million bank revolving credit facility that was due to expire on March 31, 2003.

                  On April 14, 2003, GasCo issued an additional $112 million of 7.875% senior unsecured notes. Proceeds were used to retire $100 million of TERMS and to pay costs associated with the refinancing of the TERMS. The remaining $140 million of TERMS are due to be refinanced or remarketed in November 2003.

                  In addition, GasCo closed a $200 million revolving credit facility which will be used for working capital needs. This 364-day facility has a drawn cost of LIBOR plus 250 basis points at existing credit ratings.

                  On April 9, 2003, $175 million of tax-exempt bonds were remarketed. CenterPoint, which had owned the bonds since the fourth quarter of 2002, has the obligation to make installment payments sufficient to pay debt service on the remarketed bonds. Bonds aggregating $100 million have a 2018 maturity and an interest rate of 7.75%. Bonds aggregating $75 million have a 2029 maturity and an interest rate of 8%. Proceeds from the remarketing were used to repay bank debt.

----------

     (5) Part of the proceeds from this repayment were used by CenterPoint to repay bank loans and permanently reduce the CenterPoint Facility by $50 million.

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B. REQUESTED AUTHORIZATION

                  CenterPoint is seeking authority to pledge the stock of Texas Genco in connection with refinancing of approximately $3.85 billion in CenterPoint debt.(6) CenterPoint is also seeking authority to issue warrants under the terms and conditions outlined above.

                  Texas Genco is an exempt holding company that indirectly owns the Texas generation assets formerly owned by CenterPoint's integrated utility predecessor (the "Texas Genco Assets"). Although the Commission has traditionally discouraged the issuance of secured debt by a registered holding company, CenterPoint believes that there are unique circumstances in this matter that support the grant of the requested relief.

                  In the first instance, while Texas Genco, LP (the entity that directly owns the Texas Genco Assets) is technically an "electric-utility company" within the meaning of the Act, it has none of the indices of a traditional regulated entity. Texas Genco, LP is solely an unregulated generating company under Texas law. Its sales are not subject to traditional cost-based rate regulation. It has no franchise or "obligation to serve" and has no captive customers. Further, CenterPoint is in the process of obtaining the necessary state approvals to allow Texas Genco to qualify as an exempt wholesale generator, which is a nonutility company for purposes of the Act.

                  Second, it has always been CenterPoint's stated intention to monetize the Texas Genco Assets (approximately $2.8 billion equity capitalization as of December 31, 2002) as part of the Business Separation Plan approved in December 2000 by the Public Utility Commission of Texas (the "Texas Commission") pursuant to the Texas electric restructuring law. Indeed, in the July Order, the Commission noted that "the sale of Texas Genco, LP and securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law" are an integral part of CenterPoint's plan to achieve a more traditional capital structure.

                  Third, CenterPoint does not expect to maintain secured debt at the holding company level as a permanent part of its capital structure. At the time it sells its stock in Texas Genco to Reliant Resources, Inc. ("Reliant Resources") or a third party, it would need to redeem the pledge so that the stock would be transferable. At that point it is contemplated that any remaining debt at the parent level would cease to be secured.(7)

----------

     (6) Any borrowings under the proposed financing will be subject to and included in the Financing Limit.

     (7) As explained more fully herein, Reliant Resources has an option that may be exercised in January 2004 to acquire all of the shares of Texas Genco common stock then owned by CenterPoint and Utility Holding, LLC. CenterPoint is contractually obligated to deliver unencumbered shares of Texas Genco stock. The documentation in connection with the proposed security interest, therefore, provides for a release of all liens on the Texas Genco stock in connection with the sale of that stock. As a result, any remaining debt under the contemplated bank facility would cease to be secured.

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                  As explained above, the lenders have required that CenterPoint provide warrants (or the economic equivalent thereof). The July Order grants CenterPoint the authority to issue convertible debt securities. CenterPoint is seeking authority herein to issue warrants to purchase the common stock of the Company consistent with Commission precedent and the terms and conditions of the July Order.(8)

                  The financing transactions are otherwise consistent with and subject to the terms and conditions as set forth in the July Order.(9)

                  Execution of the Second Amendment has clearly placed the Company in a stronger financial position than it was previously. The pending requests, which are intended to minimize the cost and impact of financing are consistent with the public interest and the interest of investors and consumers. Compare Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991) (while cautioning that it "cannot guarantee the success of PSNH," the Commission nonetheless concluded that the proposed transaction would place the company in a stronger financial position than it would otherwise be).

C. BACKGROUND

         1. Generally

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In the event that Reliant Resources does not exercise its option and CenterPoint is otherwise unable to sell its interest in Texas Genco (which would similarly involve a release of the liens), the proposed secured facility would expire, and the associated liens would be released, in June 2005.

     (8) As discussed infra, the documentation for the warrants provides that, upon exercise of such rights, (i) no one lender will own, control, or hold with power to vote five percent or more of the outstanding common stock of CenterPoint, and (ii) the lenders will not act as an organized group of persons with respect to such voting stock or otherwise seek to exercise an impermissible controlling influence over the management and policies of CenterPoint.

     (9) The July Order provides that the effective cost of money on debt financings will not exceed the greater of 500 basis points over the comparable term London Interbank Offered Rate or "market rates available at the issuance to similarly situated companies with comparable credit ratings for debt with similar maturities and terms." The effective cost of money in this matter is less than that approved by the Commission during this period for a subsidiary of Allegheny Energy, Inc., another registered holding company. See Allegheny Energy, Inc., Holding Co. Act Release No. 27579 (Oct. 17, 2002) ("The effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, provided that in no event will the interest rate on any such secured debt exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank.").

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                  In the July Order, the Commission authorized the formation of a new registered holding company, CenterPoint, and the distribution ("Distribution") to shareholders of the remaining stock of Reliant Resources. The Distribution, which was made on September 30, 2002, completed the separation from CenterPoint of the merchant power generation and energy trading and marketing business of Reliant Resources.(10)

                  CenterPoint's public-utility subsidiary companies own and operate electric generation plants, electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines:

o CenterPoint Energy Houston Electric, LLC (the "T&D Utility") engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

o Texas Genco (discussed below) owns and operates the Texas generating plants formerly belonging to the integrated electric utility that was a part of Reliant Energy, Incorporated.

o CenterPoint Energy Resources Corp. ("GasCo") owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of customers served. Through unincorporated divisions, GasCo provides natural gas distributions services in Louisiana, Mississippi and Texas (Entex Division), Arkansas, Louisiana, Oklahoma and Texas (Arkla Division) and Minnesota (Minnegasco Division). Through wholly owned subsidiaries, GasCo owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

For the year ended December 31, 2002, CenterPoint had revenues of $7.9 billion, and operating income of $1.3 billion. As of December 31, 2002, CenterPoint had assets totaling $19.6 billion.

----------

     (10) As a result of the spin-off of Reliant Resources, CenterPoint recorded a non-cash loss on the disposal of discontinued operations of $4.3 billion in the third quarter of 2002. This loss represents the excess of the carrying value of CenterPoint's net investment in Reliant Resources over the market value of Reliant Resources stock. To account for the Distribution, CenterPoint reduced its retained earnings to reflect the impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock) and then reduced its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. The impairment adjustment was made in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The impairment adjustment resulted in negative retained earnings for CenterPoint. Subject to certain conditions, including a revaluation of all assets and liabilities, generally accepted accounting principles ("GAAP") would permit but do not require an accounting or quasi-reorganization to eliminate deficits in retained earnings. See Financial Reporting Release 210.

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         2. The Texas Electric Restructuring Law

                  In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas. Under this law, the power generation and retail sales functions of integrated utilities in Texas ceased to be subject to traditional cost-based regulation and utilities were required to separate their generation, retail and transmission and distribution functions into separate units. Since January 1, 2002, Texas Genco has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. The transmission and distribution services provided by the T&D Utility remain subject to rate regulation.

                  Since January 1, 2002, the former retail customers of most investor-owned electric utilities in Texas have been entitled to purchase their electricity from any of several "retail electric providers" that have been certified by the Texas Commission. Retail electric providers cannot own generation assets in Texas. Neither CenterPoint nor any of its subsidiary companies is a retail electric provider or engages in retail electric sales.

                  Texas transmission and distribution utilities such as the T&D Utility whose generation assets were "unbundled" pursuant to the Texas electric restructuring law, may in 2004 recover generation-related (i) "regulatory assets," and (ii) "stranded costs," which consist of the positive excess of the net regulatory book value of generation assets over the market value of those assets, taking specified factors into account.

                  As discussed herein, the Texas electric restructuring law permits utilities to recover regulatory assets and stranded costs through non-bypassable charges authorized by the Texas Commission, to the extent that such assets and costs are established in certain regulatory proceedings. The law also authorizes the Texas Commission to permit utilities to issue securitization bonds based on the securitization of the revenue associated with that charge.

         3. Texas Genco

                  Texas Genco, LP is one of the largest wholesale electric power generating companies in the United States. As of December 31, 2002, Texas
Genco, LP owned and operated 11 power generating stations (60 generating units) and had a 30.8% interest in the South Texas Project Electric Generating Station ("South Texas Project"), for a total net generating capacity of 14,175 MW. The South Texas Project is a nuclear generating station with two 1,250 MW nuclear generating units. The following table contains information regarding the electric generating assets:

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
                                                   NET GENERATING CAPACITY
                                                            AS OF
GENERATION FACILITIES                             DECEMBER 31, 2002 (IN MW)
---------------------                             -------------------------

W. A. Parish                                                         3,661

Limestone                                                            1,612

South Texas Project                                                    770

San Jacinto                                                            162

Cedar Bayou                                                          2,260

P. H. Robinson                                                       2,213

T. H. Wharton                                                        1,254

S. R. Bertron                                                          844

Greens Bayou                                                           760

Webster                                                                387

Deepwater                                                              174

H. O. Clarke                                                            78
                                                       -------------------
                 Total                                              14,175

Texas Genco, LP sells electric generation capacity, energy and ancillary services in the Electric Reliability Council of Texas, Inc. ("ERCOT") market, which is the largest power market in the State of Texas. Since January 1, 2002, Texas Genco, LP's generation business has been operated as an independent power producer, with output sold at market prices to a variety of purchasers. As authorized by this Commission under the July Order, on January 6, 2003, CenterPoint distributed to its shareholders approximately 19% of the common stock of Texas Genco. The stock of Texas Genco is traded on the New York Stock Exchange under the symbol "TGN".

                  Reliant Resources has an option that may be exercised between January 10, 2004 and January 24, 2004 to purchase all of the shares of Texas Genco common stock then owned by CenterPoint. The exercise price under the option will equal:

o the average daily closing price per share of Texas Genco common stock on The New York Stock Exchange for the 30 consecutive trading days with the highest average closing price for any 30-day trading period during the 120 trading days immediately preceding January 10, 2004, multiplied by the number of shares of Texas Genco common stock then owned by CenterPoint, plus

o a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco's common stock equity.

The exercise price formula is based upon the generation asset valuation methodology in the Texas electric restructuring law that CenterPoint will use to calculate the market value of Texas Genco. The exercise price is also subject to adjustment based on the difference between the per share dividends Texas Genco paid to CenterPoint during the period from the distribution date through the option closing date and Texas Genco's actual per share earnings during that period. To the extent Texas Genco's per share dividends are less than its actual per share earnings during that period, the per share option price will be increased. To the extent its per share dividends exceed its actual per share earnings, the per share option price will be reduced.

                  Reliant Resources has agreed that if it exercises its option, Reliant Resources will purchase from CenterPoint all notes and other payables owed by Texas Genco to CenterPoint as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to Texas Genco by CenterPoint as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint of an amount equal to the principal plus accrued interest.

                  If Reliant Resources does not exercise the option, CenterPoint currently plans to sell or otherwise monetize its interest in Texas Genco.(11)

         4. Stranded Costs and Regulatory Assets Recovery

                  The Texas electric restructuring law provides CenterPoint an opportunity to recover its "regulatory assets" and "stranded costs" resulting from the unbundling of the transmission and distribution utility from the generation facilities and the related onset of retail electric competition. The Texas electric restructuring law allows alternative methods of third party valuation of the fair market value of generation assets, including outright sale, full and partial stock valuation and asset exchanges. CenterPoint has committed in the business separation plan approved by the Texas Commission that the fair market value of the Texas Genco Assets will be determined using the partial stock valuation method. Under this methodology, the publicly traded common stock of Texas Genco will be used to determine the market value of the Texas Genco Assets.

                  Beginning in January 2004, the Texas Commission will conduct true-up proceedings for each investor-owned utility. The purpose of the true-up proceeding is to quantify and reconcile the amount of stranded costs, the capacity auction true-up, unreconciled fuel costs and other regulatory assets associated with the generating assets that were not previously securitized. The true-up proceeding will result in either additional charges or credits being assessed on certain retail electric providers.

----------

     (11) Among other things, CenterPoint could conduct an auction of its remaining interest in Texas Genco.

Texas Genco and its subsidiary companies could issue additional debt subject to certain conditions: (i) under the 1935 Act, Texas Genco must maintain a minimum of 30% common equity capitalization, and (ii) in connection with the Second Amendment, the lenders are limiting to $250 million the amount of borrowing by Texas Genco or its subsidiary companies, at any one time outstanding.

Texas Genco is currently pursuing the possibility of obtaining financing at the Texas Genco level. The proceeds of the financing, which is expected to be secured by a pledge of the assets of Texas Genco, will be used to repay existing intrasystem indebtedness and to provide working capital for Texas Genco. Such financing would be in compliance with the terms and conditions of the July Order, which authorizes Texas Genco to issue secured and unsecured debt in an amount up to $500 million at any one time outstanding during the Authorization Period. While the specific amount of the proposed financing has not yet been determined, Texas Genco undertakes that it will not issue debt in excess of $250 million without additional Commission approval.

                  The regulatory net book value of generating assets will be compared to the market value based on the partial stock valuation method. The resulting difference, if positive, is stranded cost that will be recovered through a transition charge, which is a non-bypassable charge assessed to customers taking delivery service from the T&D Utility, that may be securitized as discussed below. If the difference is negative, the amount of over-mitigation not returned to customers by that time (redirected depreciation and excess earnings directed to depreciation) will be returned to customers through lower transmission and distribution charges.

                  The publicly traded common stock of Texas Genco will be used to determine the market value of the Texas Genco Assets. The market value will be equal to the average daily closing price on a national exchange for publicly held shares of common stock in Texas Genco for the 30 consecutive trading days chosen by the Texas Commission out of the 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%. The regulatory net book value is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen and any above-market purchase power costs. The regulatory net book value will also include any mitigation returned to ratepayers through return of "excess earnings depreciation" or reversal of redirected depreciation.

                  The Texas Commission used a computer model or projection, called an excess-cost-over-market model or "ECOM model," to estimate stranded costs related to generation plant assets. In connection with using the ECOM model to calculate the stranded cost estimate, the Texas Commission estimated the market power prices that will be received in the generation capacity auctions mandated by the Texas electric restructuring law during the period January 1, 2002 through December 31, 2003. Any difference between the actual market power prices received in those auctions and the Texas Commission's earlier estimates of those market prices will be a component of the 2004 true-up to which the T&D Utility will be a party.

                  The fuel component will be determined in a final fuel reconciliation. In that proceeding, the amount of any over- or under-recovery of fuel costs from the period August 1, 1997 through January 31, 2002 will be determined. Any over- or under-recovery, plus interest thereon, will either be returned to or recovered from our customers, as appropriate, as a component of the 2004 true-up.

                  In connection with the implementation of the Texas electric restructuring law, the Texas Commission has set a "price to beat" for retail electric providers affiliated with a formerly integrated utility that serve residential and small commercial customers within the utility's service territory. The true-up provides for a clawback of "price to beat" in excess of the market price of electricity if 40% of the "price to beat" load is not served by a non-affiliated retail electric provider by January 1, 2004. Pursuant to the master separation agreement between Reliant Energy, Incorporated and Reliant Resources, Reliant Resources is obligated to reimburse the T&D Utility for the clawback component of the true-up. The clawback will not exceed $150 times the number of customers served by the affiliated retail electric provider in the transmission and distribution utility's service territory less the number of customers served by the affiliated retail electric provider outside the transmission and distribution utility's service territory on January 1, 2004.

                  The Texas electric restructuring law provides for the use of special purpose entities to issue securitization bonds for the economic value of generation-related regulatory assets and stranded costs. These bonds will be amortized through non-bypassable charges to the T&D Utility's customers that are authorized by the Texas Commission. Any stranded costs not recovered through the securitization bonds will be recovered through an additional non-bypassable charge assessed to customers taking delivery service from the T&D Utility.

                  In October 2001, a special-purpose subsidiary of the T&D Utility issued $749 million of transition bonds to securitize certain generation-related regulatory assets. The bonds have a final maturity date of September 15, 2015 and are non-recourse to CenterPoint or its subsidiaries other than to the special purpose issuer of the transition bonds. The T&D Utility has no payment obligations with respect to the transition bonds except to remit collections of transition charges as set forth in a servicing agreement between the T&D Utility and the transition bond company and in an intercreditor agreement among the T&D Utility, its transition bond subsidiary and other parties.

                  It is anticipated that another special-purpose subsidiary of the T&D Utility will similarly issue securitization bonds in 2004 or 2005 to monetize and recover the balance of stranded costs relating to previously owned electric generation assets and other qualified costs as determined in the 2004 true-up proceeding. The issuance will be done pursuant to a financing order issued by the Texas Commission. As with the debt of its existing transition bond company, the holders of the securitization bonds would not have recourse to any assets or revenues of CenterPoint or its subsidiary companies (together, the "CenterPoint System") (other than those of the special purpose transition bond company), nor would the System's creditors have recourse to any assets or revenues of the entity issuing the securitization bonds (again other than those of the special purpose transition bond company). All or a portion of the proceeds from the issuance of bonds would be used to repay debt of CenterPoint and its subsidiary companies.(12)

----------

     (12) A portion of the proceeds will be used to repay an existing $1.31 billion loan at the T&D Utility and retire the associated General Mortgage Bonds. Other third-party indebtedness then outstanding at the T&D Utility, such as callable debt, will also be repaid.

It is contemplated that all or a portion of the proceeds would be transferred to CenterPoint by means of a combination of dividends and repayment of intercompany debt from the T&D Utility to Utility Holding, LLC and from Utility Holding, LLC to CenterPoint. While the specific means of transferring the monies will be determined based on the then-existing facts and circumstances, it is currently projected that the T&D Utility will have sufficient capacity to accomplish the desired transfer.

As a limited liability company organized under Texas law, the T&D Utility may make distributions unless its liabilities would exceed the fair value of its assets following the distribution. CenterPoint currently estimates that a distribution of approximately $2.6 billion may be made from the T&D Utility to CenterPoint in 2005. The proceeds transferred to CenterPoint will be used to pay down the bank facilities that are currently being negotiated and other parent company debt. At the time the transfer is made, CenterPoint projects that the T&D Utility will have equity of over 53%, excluding securitization debt.

         5. Financial Condition

             a. CenterPoint now projects that it will achieve 30% common equity capitalization (net of securitization debt) in 2006.

             At the time the Commission issued the July Order, it was contemplated that, by the end of 2005, the consolidated equity capitalization (net of securitization debt) of the CenterPoint System would meet or exceed the 30% minimum generally required by the Commission for registered holding companies (the "June 2002 projections"). It has been and remains the Company's goal to achieve the 30% common equity capitalization as soon as practicable. As a result of the external events described below, the Company's most recent projections now indicate that the 30% goal will indeed be achieved but over a slightly longer period of time. Specifically, on the basis of current projections, it is CenterPoint's intention that the System will achieve equity capitalization net of securitization debt of 34.4% in 2006 (19.7% if securitization debt is included) and continue to increase the equity component thereafter (the "April 2003 projections").(13)

             The difference between the June 2002 projections and the April 2003 projections is largely a result of two factors: (i) increased interest expense and (ii) anticipated charges to Other Comprehensive Income related to declines in the market value of the CenterPoint pension plan's assets and the settlement of certain forward-starting interest rate swaps.(14)

             Interest Expense

----------

Applicants will seek such additional authority as may be required in connection with the transfer of proceeds.

     (13) This change affects only CenterPoint. As reflected in the July Order, the common equity percentage of each of Texas Genco, LP, the T&D Utility and GasCo will remain in excess of 30% through the Authorization Period. As of December 31, 2002, the T&D Utility had 38.0% common equity (43.2% net of securitization debt), Texas Genco, LP had 96.4% common equity, GasCo had 46.0% common equity and CenterPoint had consolidated common equity capitalization of 11.4% (12.1% net of securitization debt). See Exhibit G-21.1.


If securitization debt is included for purposes of the equity calculation, the Company's consolidated equity ratio would be approximately 20% (if the pension-related charge to Other Comprehensive Income is included) at the end of 2006. The question of when the consolidated common equity capitalization (inclusive of securitization debt) reaches 30% is dependent on a number of factors, including the rate of amortization of the securitization debt. For purposes of this discussion, it appears that the 30% level (inclusive of securitization debt) could be achieved around 2013.

     (14) In its Form 10-Q for the period ending September 30, 2002, CenterPoint stated that: "increased borrowing costs and increased pension expense are expected to negatively impact our earnings in 2003."

                  At the time the Commission issued the July Order, CenterPoint and the T&D Utility were facing the imminent maturity of $4.7 billion in bank facilities. Those facilities had been put in place in July 2001 as interim facilities for a one-year term. At that time, it was contemplated that the Company would complete its restructuring by the end of 2001. Both the Company and its financial advisors believed that the Company should wait until it had completed its restructuring and the Distribution of its unregulated businesses before seeking to refinance its short term debt in the capital markets. It was thought that CenterPoint as a "pure" regulated business would be able to attract lower cost capital and more favorable terms than it could if it were financing as a combination of regulated and more volatile unregulated businesses.

                  Largely as a result of external events, including issues involving Reliant Resources, the Company was not able to complete the separation of its regulated and unregulated businesses and access the capital markets before the $4.7 billion interim bank facilities expired in July 2002. Following the collapse of Enron in late 2001, the financial markets had deteriorated for utilities in general and for CenterPoint in particular, due to its association with Reliant Resources and the uncertainty surrounding that company. Thus when the bank facilities were being renewed in July 2002, the bankers were willing to grant only a 90-day extension to October 2002. During that 90-day period, CenterPoint completed its restructuring but was again thwarted in efforts to issue public debt by the discovery of yet another accounting problem at Reliant Resources. As explained in the Company's Quarterly Report on Form 10-Q, in September 2002, Reliant Resources had identified four natural gas financial transactions that should not have been reflected in its financial statements. Although it was ultimately concluded that no restatement of financial statements was required, the pendency of this issue made it impossible for CenterPoint and its subsidiary companies to issue public debt during this period.

                  As a result, when the extension expired in October 2002, CenterPoint and the T&D Utility had no real alternatives to extending the bank debt. In the interim, from July to October 2002, conditions in the financial markets had further deteriorated. The terms and conditions on which debt could be obtained had grown more onerous and lenders were increasingly insistent on receiving security for the funds they advanced.

                  On October 10, 2002, CenterPoint established an amended and restated agreement for one-year credit facility totaling $4.7 billion with its existing bank syndicate. The $4.7 billion agreement was composed of two separate credit facilities. The first was a $3.85 billion, 364-day bank credit facility at CenterPoint (the "CenterPoint Facility"). Pricing under the CenterPoint Facility was based on LIBOR rates under a pricing grid tied to the company's credit rating. Interest rates for the term loans at CenterPoint's then-current ratings were the LIBOR rate plus 450 basis points.

                  The second facility, at the T&D Utility, was an $850 million, 364-day bank credit facility. Interest rates for a term loan under that facility were LIBOR plus 350 basis points for $400 million and 400 basis points for the next $450 million. Loans under the facility were secured by General Mortgage Bonds.

                  As part of these agreements, CenterPoint agreed to pay certain fees, including $50 million at the end of February 2003, and $25 million at the end of June 2003. In addition, the banks insisted on mandatory commitment reductions of the principal. On the CenterPoint Facility, the banks required two $600 million prepayments, one by February 28, 2003, and the second by June 30, 2003. A $450 million prepayment was to have been required on April 1, 2003 on the $850 million bank facility at the T&D Utility. And perhaps most significantly, the banks insisted that CenterPoint and/or the T&D Utility obtain $400 million in new borrowing by November 15, 2002, to pay other indebtedness, the majority of which would come due on that date. Failure to obtain this additional borrowing would have enabled the banks to terminate their commitments as of November 15.

                  On November 12, 2002, the T&D Utility entered into a new $1.310 billion collateralized term loan (the "T&D Utility Term Loan"), which removed the immediate acceleration requirement contained in the October $4.7 billion bank credit facilities. The proceeds were used to repay all amounts outstanding under the T&D Utility's existing $850 million secured bank credit facility dated October 10, 2002, to repay $400 million of debt, which included $300 million of senior debentures of CenterPoint Energy FinanceCo II, LP due to mature on November 15, 2002, and $100 million of debt of CenterPoint, and to pay fees and related expenses. The T&D Term Loan has a three-year term, and carries an interest rate of LIBOR plus 9.75 percent, subject to a minimum LIBOR rate of 3 percent.(15) The T&D Utility Term Loan is secured by General Mortgage Bonds.

                  Other Comprehensive Income

                  Pension Plan Funding. CenterPoint makes contributions to achieve adequate funding of company sponsored pension and postretirement benefits in accordance with applicable regulations and rate orders. In its Form 10-K for 2002, CenterPoint explained:

                  Primarily due to the decline in the market value of the pension plan's assets and increased benefit obligations associated with a reduction in the discount rate, the value of the plan's assets is less than our accumulated benefit obligation. As a result, we recorded a non-cash minimum liability adjustment, which resulted in a charge to other comprehensive income during the fourth quarter of 2002 of $414 million, net of tax.

----------

     (15) Although significantly higher than previous rates, the interest rates under the T&D Utility Term Loan are comparable to those approved by the Commission during this period for a subsidiary of Allegheny Energy, Inc., another registered holding company. See Allegheny Energy, Inc., Holding Co. Act Release No. 27579 (Oct. 17, 2002) ("The effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, provided that in no event will the interest rate on any such secured debt exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank.").

Recording a minimum liability adjustment did not affect CenterPoint's results of operations during 2002 or its ability to meet any existing financial covenants related to its debt facilities. Additionally, the Company is not required to make any pension contribution in 2002 and 2003.

                  Interest Rate Swaps. During the three months ended September 30, 2002, the Company settled its forward-starting interest rate swaps having an aggregate notional amount of $1.5 billion at a cost of $156 million, which was recorded in other comprehensive income and will be amortized into interest expense in the same period during which the forecasted interest payments affect earnings. Should the forecasted interest payments no longer be probable, any remaining deferred amount will be recognized immediately as an expense.

                  b. The Company is engaged in ongoing efforts to improve its credit profile, strengthen its balance sheet and position the System for improved long-term financial performance.

                  Like other companies in the industry, CenterPoint is undertaking various initiatives to strengthen its financial profile in an effort to deliver long-term sustainable value for its shareholders.

                  With its separation from Reliant Resources, CenterPoint effectively exited from nonregulated businesses and the risks associated therewith. As discussed in connection with the July Order, the Company is strictly limiting its capital expenditures in the next three years to those necessary to maintain the integrity of the physical plant and ensure the continued provision of quality service to its customers. The CenterPoint System's liquidity and capital requirements are affected primarily by results of operations, capital expenditures, debt service requirements, and working capital needs. The largest component of estimated construction expenditures are additions to the System's electric distribution network arising from estimated load growth comprising approximately $125 million per year over the next five years.

                  CenterPoint has also reduced its dividend as discussed above to a maximum of $0.10 per quarter, a reduction of nearly 40%. Further, as discussed in connection with the July Order, CenterPoint continues to centralize many of the activities and administrative functions of the gas and electric utility operations. CenterPoint continues to reduce costs in its various business units, by reducing inventory and consolidating functions. Recently, the Company established a Process Improvement Office to focus on streamlining and standardizing processes throughout the System. It is anticipated that effort will eventually produce cost-savings of $45 million per year. CenterPoint is also undergoing a series of work force reductions. In 2002, 94 employees of Texas Genco accepted an early retirement offer. A restructuring of work and reduction of 198 positions at the T&D Utility is projected to produce annual savings of $5.4 million in capital costs and $5.7 million in operation and maintenance costs. The reduction of 68 positions in the information technology organization is expected to produce annual savings of approximately $5.8 million.

                  In addition to these ongoing measures, in October 2002, Texas Genco announced a plan to temporarily remove from service, or "mothball," approximately 3,400 MW of gas-fired generating units through at least May 2003. The Company decided to mothball these units because of unfavorable market conditions in the ERCOT market, including a surplus of generating capacity and a lack of bids for the output of these units in previous capacity auctions. In so doing, the Company minimized the operating and maintenance expenses associated with these units representing approximately one third of Texas Genco's total gas-fired generating capacity. On April 2, 2003, Texas Genco announced that it would extend the mothball status of two gas-fired generating units totally 926 MW through November 2003. The remaining six units, totaling 2,470 MW will return to service by June 2003.

                  The most important consideration in this regard - and the way in which CenterPoint differs from other systems - is the regulatory assurance provided by the Texas restructuring law. While the measures described above are both necessary and appropriate, it is the sale of Texas Genco and securitization of stranded investment in 2004 and 2005 that will ultimately help CenterPoint to achieve a more traditional capital structure.(16)

                  c. The Company has successfully met a number of challenges.

                  As a result of the November financing, the System successfully met the first deadline under the October facilities and so avoided an immediate liquidity crisis. With the execution of the Second Amendment and the extension of the maturity of the CenterPoint Facility, CenterPoint has eliminated $1.2 billion in prepayments that would have been required in 2003. More importantly, through the extension of the maturity of the facility into 2005, the Second Amendment addressed what had been a serious mismatch between debt terms and cash flows anticipated from the sale of Texas Genco and securitization of stranded costs.

                  The Second Amendment also relieves what had been a heavy reliance on short-term bank financing and recurring need to extend those maturities. The process was time-consuming and costly with the unanimous consent of thirty banks required for any extension or significant modification of the CenterPoint Facility.

                  Concerns about short-term liquidity had prompted Moody's on November 4, 2002 to lower from Baa2 to Ba1 the senior unsecured ratings assigned to CenterPoint:

                  The downgrades reflect the limited financial flexibility experienced by the holding company given delays in spinning-off its 80% owned subsidiary, Reliant Resources, Inc. (RRI, Ba3)

----------

     (16) For example, if the market value determined by the Texas Commission in 2004 through this mechanism were $100 and the total of the regulatory book value of the Texas Genco assets, plus the other elements to be recovered in the 2004 true up proceeding (e.g., ECOM true up, final fuel reconciliation amounts, approved environmental expenditures, etc.) were $200, the T&D Utility would be entitled to recover the difference of $100 over time through the addition of a competitive transition charge to its delivery rates. Under the securitization provisions of the Texas restructuring law, the T&D Utility would be entitled to recover the entire difference of $100 in 2005 by selling its right to the competitive transition charge to a special purpose entity that would issue transition bonds secured by the revenues produced by that charge. See Exhibit G-22.

                  which it finally accomplished September 30th. RRI related challenges have constrained CenterPoint Energy's access to capital markets and as a result, the company implemented new credit facilities on October 10 which Moody's believes contain onerous terms.

                                               * * *

                  The negative outlook at CenterPoint Energy reflects near term liquidity challenges in the mandatory commitment reductions required in the bank financing. . . . A return to stable
                  outlooks . . . will depend on the company's ability to resolve its near term liquidity challenges.

Press release issued November 4, 2002.

                  S&P, in contrast, has focused on CenterPoint's creditworthiness beyond the current period and therefore has maintained investment grade ratings for CenterPoint, notwithstanding the Company's near-term challenges. In an article dated December 4, 2002, S&P cites what it characterizes as the "virtual certainty" that the legal path contemplated by the Texas restructuring law will be followed to enable CenterPoint to recover the stranded costs associated with its generation:

                  On a consolidated basis, CenterPoint Energy, Inc. (CenterPoint; BBB/Watch Neg/A-2) has a substantial amount of debt; debt leverage was about 83% at Sept. 30, 2002 (excluding transition bonds). However, investors should recognize that this capital structure is by design, and temporary. In accordance with the Texas Electric Restructuring Law, which deregulated the state's electricity system, CenterPoint will sell its wholly owned Texas Genco subsidiary, and use the proceeds to pay down debt. In addition, regulatory assets accrued from mid-1998 through January 2004 will be factored into the calculation of recoverable costs related to generation (stranded costs). CenterPoint expects to receive in excess of $5 billion, which will be applied to the paydown of debt during 2004 and 2005. Thus, by 2006, debt is expected to account for between 55% and 60% of total capital.

                  CenterPoint's 'BBB' rating reflects Standard & Poor's extended view of the company's creditworthiness beyond this current period of weak financials, given the virtual certainty the legal path will be followed to this outcome. Standard & Poor's believes the potential for a change in legislation to be highly unlikely, and furthermore, believes that the legislation provides specific guidance as to how CenterPoint will be compensated for its generation investment.

"CenterPoint Energy Sees Light at the End of the Tunnel," Standard & Poor's Utilities and Perspective for the week of December 2, 2002.(17) While acknowledging the significant hurdles faced by CenterPoint in the next twelve months - "CenterPoint will need to either secure additional financing or renegotiate the terms of its current bank facility as a prerequisite for financial health" -- the S&P article concludes that "CenterPoint will emerge as a low-risk electricity and gas distribution company, with solid financial parameters." The Second Amendment largely addressed the short-term liquidity concerns as evidenced by S&P's action on March 4, 2003, removing CenterPoint and its subsidiaries from CreditWatch with negative implications.(18)

                  d. With the execution of the Second Amendment and the grant of the requested relief, the Company will be able to meet its cash requirements through 2005.

                  Other than the financings discussed herein, the CenterPoint System's liquidity and cash requirements for 2003 include the following:

o    $167 million of maturing long-term debt;

o    approximately $684 million of capital expenditures;

o an estimated $237 million which the T&D Utility is obligated to return to customers as a result of the Texas Commission's findings of over-mitigation of stranded costs;(19)

----------

     (17) See Exhibit G-23.

     (18) Prior to the execution of the Second Amendment, Moody's Investors Service, Inc. ("Moody's") had rated the senior unsecured debt of CenterPoint Ba1 with a negative outlook, and Fitch assigned it a rating of BBB- with a negative outlook. As noted previously, S&P has removed CenterPoint from CreditWatch with a negative outlook. The outlook at S&P is now stable and the senior unsecured debt of CenterPoint is rated BBB-. On April 4, 2003, Fitch revised the Rating Outlook for CenterPoint to "stable" from "negative." A chart setting forth the ratings for the obligations of CenterPoint and its subsidiaries is attached hereto as Exhibit G-24.

     (19) As of December 31, 2002, in contemplation of the 2004 true-up proceeding, the T&D Utility had recorded a regulatory asset of $2.0 billion representing the estimated future recovery of previously incurred stranded costs, which includes $1.1 billion of previously recorded accelerated depreciation (an amount equal to earnings above a stated overall annual rate of return on invested capital that was used to recover the investment in generation assets) plus redirected depreciation, both reversed in 2001. Offsetting this regulatory asset is a $1.0 billion regulatory liability to refund the excess mitigation to ratepayers. This estimated recovery is based upon current projections of the market value of the generation assets to be covered by the 2004 true-up proceeding calculations. The regulatory liability reflects a current refund obligation arising from prior mitigation of stranded costs deemed excessive by the Texas Commission. The T&D Utility began refunding excess mitigation credits with January 2002 bills. These credits are to be refunded over a seven-year period.

o    remarketing or refinancing of $500 million of GasCo debt;

o    expected dividend payments.

CenterPoint and its subsidiary companies expect to meet their capital requirements through cash flows from operations, bank borrowings and proceeds from debt and/or equity offerings. They believe that the System's current liquidity, along with anticipated cash flows from operations and proceeds from borrowings, including anticipated sales of securities in the capital markets, will be sufficient to meet cash needs. Indeed, in each year from 2003 through 2007, the Company projects that its internally generated cash will be more than sufficient to cover its anticipated capital expenditures and other internal operating cash needs of the CenterPoint system.

                  CenterPoint expects to sell Texas Genco in 2004, either to Reliant Resources or to others if the option is not exercised. Proceeds from such sale, plus proceeds from the securitization in 2004 or 2005 of stranded costs related to generating assets of Texas Genco and generation-related regulatory assets are expected to aggregate in excess of $5 billion.

                  As the Company has argued throughout the restructuring process, the CenterPoint System is a fundamentally sound utility system without many of the risks associated with unregulated generation and trading businesses. Indeed, as restructured, it no longer has the generation supply obligations and risks traditionally associated with electric utilities. At the same time, the restructuring process dictated by the Texas electric restructuring law and the transition to competition impose constraints and delay in the determination and recovery of stranded costs. That process significantly complicates the Company's current financial condition and limits its flexibility in addressing certain issues until 2004 and 2005. Overlaying those complications is the difficult financial market now and the particular concerns in the market about the energy sector. These factors combine to place unique pressures on the Company's financing and restrict its options. Yet it is important to keep in mind that CenterPoint is a company with a clear path to achieving a financial condition more in keeping with that traditionally associated with public utility holding companies. With the refinancing of its bank debt, the Company has greater certainty in meeting its financing needs through the completion of stranded cost recovery in 2005. That greater certainty should open up better access to the capital markets that will further enhance the Company's financial health.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Application are estimated to be $120,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

                  Sections 6(a), 7, 32 and 33 of the Act and Rules 44, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transaction is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

A. GENERALLY

                  CenterPoint is requesting authority to issue secured debt upon the terms described herein. The Company is also seeking approval to issue warrants to purchase the common stock of the Company consistent with Commission precedent.(20) The Company believes that such authorization would help to ensure continued access to the capital markets on acceptable terms and assure the liquidity that is needed to enable CenterPoint to satisfy its ongoing obligations.

B. THE PROPOSED FINANCING SATISFIES THE STANDARDS OF THE ACT.

                  Section 6(a) of the Act, in pertinent part, provides that:
"Except in accordance with a declaration effective under section 7 and with the order permitting such declaration to become effective, it shall be unlawful for any registered holding company . . . (i) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company."

                  The financing, including both the pledge of Texas Genco stock and the issuance of warrants, is permissible under Section 7(c)(2)(A) of the Act because it will be "solely for the purposes of refunding, extending, exchanging, or discharging" the existing outstanding CenterPoint Facility. In addition, consistent with Commission precedent, the pledge of Texas Genco stock is permissible under Section 7(c)(1)(B)(iii) of the Act.

                  In a number of early cases, the Commission approved secured financing transactions under Section 7(c)(1)(B)(iii) of the Act, which authorizes the issuance of "a bond . . . secured by any other assets of the type and character which the Commission by rules and regulations or orders may prescribe as appropriate in the public interest or for the protection of investors." The Commission broadly interpreted the term "bond" to apply to a variety of debt instruments, including the loan agreements at issue in this matter:

----------

     (20) See National Fuel Gas Co., Holding Co. Act Release No. 27600 (Nov. 12,
2002) (authorizing the issuance of options and warrants exercisable for common stock): Pepco Holdings, Inc., Holding Co. Act Release No. 27557 (July 31, 2002) (options, warrants or stock purchase rights exercisable for common stock); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002) (options, warrants or stock purchase rights); Allegheny Energy, Inc., Holding Co. Act Release No. 27521 (April 17, 2002) (options, warrants, stock purchase rights or contracts to purchase common stock).

                  The note is to be issued pursuant to a loan agreement between the borrower and the bank setting forth the terms and conditions on which the security of the loan is to be held and containing various covenants on the part of the borrower. Because of that fact and the other circumstances surrounding the issuance of the note, the Commission deems that the note constitutes a "bond" within the meaning of that word as used in Section 7(c) and meets the requirement of clause (B)(ii) of that section.

Southwestern Development Co., Holding Co. Act Release No. 382 (Oct. 28, 1937). See also International Utilities Corporation, Holding Co. Act Release No. 857 (Aug. 24, 1939) at text accompanying note 17 ("We are of the opinion that the obligation of General here under consideration meets the requirement of the term 'bond' as used in Section 7(c), notwithstanding the fact that the instrument is denominated a 'note'"); Ogden Corporation, Holding Co. Act Release No. 2153 (June 29, 1940) ("Secured notes have been found to be 'bonds' within the meaning of Section 7(c)"), citing North Boston Lighting Properties, 2 S.E.C. 799 (1937); Southwestern Development, supra; Community Power and Light Co., 4 S.E.C. 951
(1939); International Utilities Corporation, 5 S.E.C. 765 (1939); and Central and South West Utilities Company, 7 S.E.C. 159 (1940). In those matters, as in the instant one, the note was to be issued to a "well informed investor, who has carefully examined the securities proposed as collateral." Ogden Corporation, supra.

                  Under this approach, the Commission has permitted the issuance of parent level secured debt where the standards of Section 7(d) were otherwise met. See, e.g., Lone Star Gas Corporation, Holding Co. Act Release No. 1244 (Sept. 19, 1938) (authorizing pledge of common stock of subsidiary companies as collateral for the debentures and bank notes of the registered holding company); Consolidated Electric and Gas Company, Holding Co. Act Release No. 4769 (Dec. 16, 1943) (permitting, among other things, the pledge by a registered holding company of the stock of its public utility subsidiary company); New England Gas and Electric Association, Holding Co. Act Release No. 7973 (Jan. 13, 1948) (approving the issuance of Series B bonds secured by the common stock of the public utility subsidiary companies where the Commission acknowledged that it was not an "appropriate" time to sell common stock). In those matters, as in the instant one, the requested authority concerned "transactions involved in carrying out a general program of refunding, upon more favorable terms, outstanding indebtedness" of a newly-registered holding company. See Southwestern Development, Holding Co. Act Release No. 1724 (Sept. 13, 1939).

                  With time companies came to assume what we think of as a more traditional capital structure and the need for such relief faded. As late as 1958, however, the Commission was still citing these decisions as precedent:

                  In general, in the case in which we have approved under
                  Section 7(c)(1)(B)(iii) the issuance of holding company debt securities secured by the common stock of subsidiaries, the nature of and the circumstances surrounding the proposed debt issue and the proposed security - such as the absence of substantial debt or other senior securities in the subsidiaries, the short maturity of the proposed securities or the likelihood of their early retirement - have been such as to satisfy us that the public and investor interests were being appropriately safeguarded.

Eastern Utilities Associates, 38 S.E.C. 728 (Dec. 15, 1958).

                  The Commission's reluctance until recently to permit any long-debt at the parent level reflects an institutional concern about the pyramiding that occurs when senior securities are issued by a holding company whose sole or principal assets consists of the securities of its subsidiary companies. See generally Section 1(b) of the Act. In this regard, Section 7(c) of the Act was based upon the recommendations of the National Power Policy Committee that:

                  There should be an end to the pyramiding of holding-company securities. Except for necessary discretionary power in the Commission in the case of refunding issues, new securities should be limited to par value common stock, with appropriate voting rights, and to first-lien bonds, i.e., bonds having a first lien either on the physical assets of the issuer or upon first-mortgage bonds of operating subsidiaries.

Sen. Rep. 621, 74th Cong., 1st Sess. 59 (emphasis added). Against this background, the Commission has explained:

                  The addition to Section 7(c)(1)(B) of subparagraph (iii) did not reflect an intention by Congress to permit pyramiding. It embodied the specific requirement that we find the security for proposed bonds to be of a type and character appropriate in the public interest and for the protection of investors. It is apparent that where pyramiding would result from the issuance of debt securities by a holding company the protection of the public and investor interests requires that the collateral be such that under the circumstances the speculative element which is inherent in holding company senior securities based upon the junior equity of subsidiaries will be eliminated or minimized.

Eastern Utilities Associates, supra.

                  In this matter, the collateral - CenterPoint's retained interest in Texas Genco - is "such that under the circumstances the speculative element which is inherent in holding company senior securities based upon the junior equity of subsidiaries will be eliminated or minimized." Id. As discussed previously, Texas Genco - although still a "public-utility company" within the meaning of the Act - is not a traditional utility. It was formed in compliance with the requirements of the Texas restructuring law and it has always been CenterPoint's plan to sell or otherwise monetize Texas Genco and use the proceeds to reduce system debt.

                  As required by Commission precedent, the institutional lenders in the CenterPoint bank group are well-informed investors, who have carefully examined the securities offered as collateral. Their interests are well-protected under the Second Amendment to the CenterPoint Facility. Among other things, there is a contractual limit of $250 million on the amount of debt that can be issued by Texas Genco and its subsidiary companies, as compared to the estimated $1.5 billion market value of the Texas Genco assets. Cf. Eastern Utilities, supra, citing Cities Service Power & Light Co., 16 S.E.C. 461, 474
(1944) and Derby Gas & Electric Corp., 23 S.E.C. 375, 385 (1946).

                  In addition, the secured interest in this matter will be of short duration. Either it will be released in early 2004 in connection with the sale of Texas Genco or, in the worst case, the underlying facility will expire by its terms in June 2005. Cf. Eastern Utilities, supra, citing Central and Southwest Utilities Co., 7 S.E.C. 159, 165 (1940). Further, the banks have the benefit of the July Order under which Texas Genco must maintain a minimum of 30% common equity capitalization. As of December 31, 2002, Texas Genco had 96% common equity capitalization.

                  It must be noted that Section 7(c)(1)(B)(iii) is not the exclusive means by which the Commission can grant the requested authority. As noted in the legislative history quoted above, Congress expressly gave the Commission discretionary authority to permit this type of financing "in the case of refunding" outstanding securities. Sen. Rep. No. 721, supra. To that end,
Section 7(c)(2)(A) provides for a transaction such as the pledge of Texas Genco stock because it will be "solely for the purposes of refunding, extending, exchanging, or discharging" the existing outstanding CenterPoint Facility. Accord Republic Service Corporation, Holding Co. Act Release No. 443 (Nov. 20,
1936); Southwestern Development, Holding Co. Act Release No. 1724 (Sept. 13,
1939).

                  As illustrated by the precedent, the Commission has discretion to grant the requested authorization where, as explained below, the standards of
Section 7 are otherwise met. In other contexts, the Commission has explained:

                  The Act does not require us strictly to confine the holding company's structure to one single class of security, which would be the ultimate, if unrealistic, result of the simplification process if carried to a logical conclusion. This proposal does, of course, introduce a complexity into the corporate structure, but, if it is otherwise justified, as we think it is, it does not introduce therein an undue complexity.

Middle South Utilities, Inc., Holding Co. Act Release No. 14367 (Feb. 7, 1961) (discussing the proposed issue of restricted stock options). As discussed at length elsewhere in this filing, CenterPoint management believes that the pledge of Texas Genco stock under the Second Amendment represents a significant milestone for CenterPoint, allowing it to extend the maturity date of the CenterPoint Facility into 2005, by which time CenterPoint expects to have sold its generation assets and recovered its stranded costs as provided by Texas law. The reaction from the markets and the rating agencies has been strongly positive. On March 4, 2003, S&P affirmed its ratings on CenterPoint and its subsidiary companies and removed them from CreditWatch with negative implications; on April 4, 2003, Fitch did the same.

                  Reliance on Section 7(c)(1)(B)(ii) may be particularly appropriate in this matter because comparisons can be drawn between CenterPoint and the holding companies considered by the Commission in the early days of its administration of the Act. CenterPoint perhaps is a step ahead in that, unlike the early registered systems (and, indeed, unlike many systems today), it has shed its major nonutility operations. Of interest here, like the early registered holding companies, CenterPoint has a plan to achieve a more traditional capital structure within a reasonably short period of time. It has always been CenterPoint's stated intention to monetize Texas Genco as part of the Business Separation Plan approved in December 2000 by the Texas Commission pursuant to the Texas electric restructuring law. Indeed, in the July Order, the Commission noted that "the sale of Texas Genco, LP and securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law" are an integral part of CenterPoint's plan to achieve a more traditional capital structure.

                  No State commission has jurisdiction over the proposed transaction. The standards of Section 7(g) are met.

                  If the standards of Sections 7(c) and 7(g) are satisfied, the Commission "shall" permit a declaration regarding the issue or sale of a security to become effective unless the Commission makes certain findings described in Section 7(d). None of these problems exists in connection with the proposed financing transaction:

                  (1) NO ADVERSE FINDING IS REQUIRED UNDER SECTION 7(d)(1) BECAUSE THE PROPOSED FINANCING TRANSACTION, INCLUDING THE PLEDGE OF THE TEXAS GENCO STOCK AND THE ISSUANCE OF WARRANTS, IS REASONABLY ADAPTED TO THE SECURITY STRUCTURE OF CENTERPOINT AND OTHER COMPANIES IN THE CENTERPOINT SYSTEM.

                  As discussed above, the Second Amendment has relieved CenterPoint's short-term liquidity concerns by extending the maturity date of the CenterPoint Facility and by eliminating mandatory prepayments that would have been required this year. In order to meet its obligations under the Second Amendment in the most cost-effective way possible, CenterPoint has agreed, subject to Commission approval, to pledge the stock of Texas Genco in support of the underlying $3.85 billion debt obligation.

                  It is important to note that the pledge of the Texas Genco stock is not being made in connection with CenterPoint taking on any additional debt, but is being made solely in connection with extending the maturity date of pre-existing debt. Thus, the pledge will not increase CenterPoint's debt obligations. The value of the security together with that of CenterPoint's other unencumbered assets exceed the amount of CenterPoint's total indebtedness and other liabilities and the granting of a security interest in the Texas Genco stock to certain creditors would not prevent the full payment of other CenterPoint creditors.(21)

----------

     (21) Filed under separate cover with a request for confidential treatment as Exhibit G-25 is an opinion dated December 4, 2002, from Houlihan Smith & Company, Inc. to CenterPoint Energy, Inc. confirming that, upon completion of the January 2003 distribution to shareholders of approximately 19% of the outstanding common stock of Texas Genco: (i) on a pro forma basis, the fair value and present fair saleable value of CenterPoint's assets would exceed (x) CenterPoint's stated liabilities and identified contingent liabilities (discounted by the percentage of probability that they would occur) plus (y) $3,050,000, the amount of CenterPoint's stated capital, (ii) CenterPoint should be able to pay its debts as they become due in the ordinary course of its business, and (iii) the capital remaining in CenterPoint after the Texas Genco distribution would not be unreasonably small for the business in which CenterPoint is engaged.

     As of December 31, 2002, CenterPoint had assets totaling $19.6 billion, liabilities of $18.2 billion and shareholders' equity of $1.4 billion.

                  The pledge of Texas Genco stock will not change the priority of CenterPoint's payment obligations. The obligations under the CenterPoint Facility are senior obligations of CenterPoint currently and will remain senior obligations, with or without the pledge. The pledge will not increase the risk of default on any of the CenterPoint System's other obligations. To the contrary, the pledge will support an extension of the maturity date of the CenterPoint Facility needed to eliminate what would otherwise have been serious short-term liquidity concerns. The obligations under the CenterPoint Facility will be secured to the extent of the value of the Texas Genco stock and unsecured as to the remainder. None of the other documents governing the system's other borrowings prohibit the issuance of secured debt by CenterPoint.(22) Indeed, under the terms of their indentures certain pre-existing secured debt migrated to CenterPoint as a result of the restructuring authorized by the July Order.

                  In the event of a default, the lenders under the CenterPoint Facility will be able to foreclose against a specific asset, that is, the Texas Genco stock, in partial satisfaction of the underlying debt. Similarly, the holders of collateralized pollution control bonds can look to their security, First Mortgage Bonds or General Mortgage Bonds issued by the T&D Utility. The lenders under the CenterPoint Facility currently have a senior unsecured debt that is pari passu with other senior unsecured debt including uncollateralized pollution control bonds, trade payables and other unsecured liabilities. If the pledge is granted, the lenders will continue to have a senior unsecured debt for the amount by which the obligation under the CenterPoint Facility exceeds the value of the Texas Genco stock. By their terms, zero-premium exchangeable subordinated notes and debentures issued to trusts issuing trust preferred securities are junior in right of payment to all senior indebtedness. All such creditors would have to be paid in full before value is made available to shareholders in any bankruptcy or liquidation of CenterPoint.

                  The early cases focused as well on the protection of the secured creditor. The value of the pledge of Texas Genco stock could be diminished if, for example, the Company were to issue excessive amounts of debt at the Texas Genco level. To that end, the lenders in connection with the Second Amendment have placed a contractual limit of $250 million on the amount of debt that can be issued by Texas Genco and its subsidiaries (as compared to the estimated $1.5 billion market value of Texas Genco assets).

----------

     (22) Exhibit G-26 provides a description of existing system debt and a discussion of priorities with respect to same.

                  The Division of Investment Management, in its June 1995 report, The Regulation of Public-Utility Holding Companies, noted that the financial industry has changed significantly since 1935.

                  In part because of their liabilities under the Securities Act, underwriters now conduct "due diligence" activities when they underwrite a securities offering. Rating agencies scrutinize the finances of utility holding companies; a favorable rating is generally considered essential for a public-debt offering. Institutional investors have become considerably better informed and more sophisticated. Individual investors have the benefit, whether directly or indirectly, of thorough analysis by industry experts.

                  The securities provisions of the Holding Company Act impose costs. Although the Division strives to process financing applications as quickly as possible, the process of seeking and obtaining SEC approval inevitably creates delays. . . .
                  Regulatory delay may also prevent a registered holding company from issuing such securities on the most favorable terms, thereby depriving customers and investors of the benefits of efficient financing.

So too in this matter, CenterPoint faces the prospect of approximately $10 million increased annual interest charges if it is unable to obtain timely approval to pledge the stock of Texas Genco.

                  This relief requested is similar to but narrower than that granted in a series of orders involving General Public Utilities Corporation ("GPU") in the aftermath of Three Mile Island. As a result of a major accident at Three Mile Island nuclear generating plant, the members of the GPU system were purchasing large amounts of electric energy to supply the needs of their customers. In General Public Utilities Corporation, Holding Co. Act Release No. 21107 (June 19, 1979), the Commission authorized GPU and its three electric utility subsidiaries to enter into two loan agreements -- one revolving credit agreement with respect to which all four applicants were borrowers and a term loan agreement pursuant to which GPU was the sole borrower. Pursuant to the revolving credit agreement, GPU, the parent, was authorized to borrow up to $150 million. GPU's term loan, in the amount of $39 million outstanding at such time, had initially been borrowed on an unsecured basis, in order to redeem certain of its debentures then outstanding.(23) GPU sought to amend its term loan, which continued to be a separate obligation of GPU, to conform to the terms of the revolving credit agreement. The Commission authorized GPU to secure its obligations under the revolving credit agreement, under the term loan and in respect of certain guarantees of loans to GPU Service Corporation, by a pledge of the common stock of its electric utility subsidiaries and its service company subsidiary. The electric utilities also secured their obligations under the revolving credit agreement with certain of their respective assets, including first mortgage bonds. The

----------

     (23) General Public Utilities Corp., Holding Co. Act Release No. 19778 (Dec. 1, 1976) and Holding Co. Act Release No. 20965 (March 21, 1979).

Commission found the proposed borrowings to be "for urgent and necessary cash requirements of applicants' operations as public utility companies, or, in the case of GPU, as the parent". This financing structure, with secured bank facilities at GPU, as well as its electric utility companies, continued for many years. The Commission authorized amendments, extensions, renewals and replacements of such secured bank facilities through 1983.(24)

                  The request in the instant matter is narrower than that of GPU because Applicants are asking only to pledge the stock of Texas Genco, an entity that has no captive retail customers. Cf. Allegheny Energy, Inc., Holding Co.
 Act Release No. 27579 (Oct. 17, 2002) (authorizing Allegheny Energy Supply Company, LLC to issue debt secured by, among other things, the stock of its generating company subsidiaries). In Allegheny, as in the instant matter, the subject public-utility subsidiary companies were engaged in the generation and sale of electricity at wholesale. There were, and are, no captive retail customers. While it is true that the definition of "electric-utility company" does not distinguish between traditional vertically-integrated utilities and the generation-only subsidiaries at issue in this matter and in Allegheny, we believe there is a significant difference between the two in terms of potential detriment to the interests of consumers, a protected interest under the Act.

                  In addition to the GPU orders, there is a long line of orders from 1944 through 1979, in which the Commission authorized The Potomac Edison Company ("Potomac Edison"), at the time a registered holding company and electric utility subsidiary company, to issue collateral trust bonds pursuant to a collateral trust indenture.(25) The collateral trust bonds were secured by a first lien on all of the properties and franchises of Potomac Edison, with minor exceptions provided for in the indenture, as well as a pledge of all the securities owned by Potomac Edison of its four electric utility subsidiaries.

                  As Potomac Edison made additional investments in its subsidiaries by purchasing additional shares of such subsidiaries, such shares were pledged to secure Potomac Edison's obligations on the collateral trust bonds, whether or not such investment was financed with

----------

     (24) General Public Utilities Corp., Holding Co. Act Release No. 21276 (Oct. 30, 1979), Holding Co. Act Release No. 21410 (Jan. 28, 1980), Holding Co. Act Release No. 22211 (Sept. 30, 1981), Holding Co. Act Release No. 22790 (Dec. 21, 1982), Holding Co. Act Release No. 23072 (Sept. 26, 1983) and Holding Co. Act Release No. 23079 (Sept. 30, 1983).

     (25) The Potomac Edison Company, Holding Co. Act Release No. 5362 (Oct. 20,
1944), Holding Co. Act Release No. 8683 (Nov. 29, 1948), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 13458 (April 30, 1957), Holding Co. Act Release No. 15018 (Feb. 26, 1964), Holding Co. Act Release No. 15442 (April 13, 1966), Holding Co. Act Release No. 16345 (April 15, 1969),
Holding Co. Act Release No. 17105 (April 19, 1971), Holding Co. Act Release No. 17761 (Nov. 14, 1972), Holding Co. Act Release No. 18184 (Nov. 26, 1973),
Holding Co. Act Release No. 18398 (April 29, 1974) and Holding Co. Act Release No. 21212 (Sept. 10, 1979).

proceeds of an issuance of collateral trust bonds.(26) Proceeds of the collateral trust bonds generally were to be used to finance the construction program of Potomac Edison and its subsidiaries and to repay indebtedness to its parent and to others. Yet, in Holding Co. Act Release No. 17761 (Nov. 14, 1972), the Commission authorized the issuance of $12,000,000 principal amount of collateral trust bonds, the net proceeds of which were to be used to prepay short-term bank debt, pay at maturity commercial paper, reimburse for expenditures for its construction program and working capital and for other lawful purposes.

                  More recently, in Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy on May 16, 1991, prior to its acquisition by Northeast Utilities on June 5, 1992. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. PSNH represented in that matter that it had explored various options to replace the facility, but that the terms of such revolving credit agreement were as favorable to PSNH as any terms PSNH could expect to receive in a new revolving credit facility. It should be noted that the order was issued at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3%. In this matter, the Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

                  (2) THE FINANCING IS REASONABLY ADAPTED TO THE EARNING POWER OF CENTERPOINT, AS REQUIRED BY SECTION 7(d)(2).

                  As the Company has argued throughout the restructuring process, the CenterPoint System is a fundamentally sound utility system without many of the risks associated with unregulated generation and trading businesses. Indeed, as restructured, it no longer has the generation supply obligations and risks traditionally associated with electric utilities. At the same time, the restructuring process dictated by the Texas electric restructuring law and the transition to competition impose constraints and delay in the determination and recovery of stranded costs. That process has significantly complicated the Company's current financial condition and limited its flexibility in addressing certain issues until 2004 and 2005. Overlaying those complications is the difficult financial market now and the particular concerns in the market about the energy sector. These factors have combined to place unique pressures on the Company's financing and restrict its options. Yet it is important to keep in mind that

----------

     (26) See, for example, Holding Co. Act Release No. 9271 (Aug. 12, 1949), Holding Co. Act Release No. 10467 (March 26, 1951), Holding Co. Act Release No. 10697 (July 26, 1951), Holding Co. Act Release No. 12837 (April 4, 1955),
Holding Co. Act Release No. 13143 (March 29, 1956), Holding Co. Act Release No. 13487 (May 29, 1957), Holding Co. Act Release No. 13759 (May 16, 1958), Holding Co. Act Release No. 14214 (April 19, 1960), Holding Co. Act Release No. 15074 (May 15, 1964), Holding Co. Act Release No. 15480 (May 19, 1966), Holding Co. Act Release No. 15962 (February 8, 1968), Holding Co. Act Release No. 16894 (Nov. 9, 1970), Holding Co. Act Release No. 17133 (May 19, 1971), and Holding Co. Act Release No. 17568 (May 8, 1972).

CenterPoint is a company with a clear path to achieving a financial condition more in keeping with that traditionally associated with public utility holding companies. With the refinancing of its bank debt, the Company expects to have greater certainty in meeting its financing needs through the completion of stranded cost recovery in 2005. That greater certainty should open up better access to the capital markets that will further enhance the Company's financial health.

                  Although the Distribution of Reliant Resources stock has temporarily reduced the CenterPoint System's common equity, the Distribution was both necessary and appropriate under the standards of the Act because it had the effect of reducing the business risk profile of the regulated business. Further, CenterPoint's capital structure will be improved significantly with the sale of Texas Genco and securitization of any stranded investment that is anticipated to occur in 2004. Net of securitization debt, CenterPoint's projected equity capitalization will be 30% or greater in 2006, and the growth of equity as a percentage of capitalization is anticipated to continue in subsequent years.(27)

                  Indeed, in connection with the July Order, the Commission focused on the long-term financial health of the new registered system. There are a number of other underlying indicators of financial stability, including:

                  (i) a growing, stable customer rate base, which the CenterPoint utilities have served for many years;

                  (ii) a state regulatory regime which has avoided the mistakes of other deregulation plans by allowing for a market adjustment of retail rates;

                  (iii)    positive and substantial cash flow from operations;
                           and

                  (iv) the ability, under the Texas Commission orders, to securitize stranded costs and regulatory assets and to repay obligations to holders of securitization bonds through non-bypassable transition charges which are creatures of state law.

CenterPoint is almost in its entirety a regulated business: (i) it is no longer responsible for making retail electric sales to customers, as that role is the responsibility of Reliant Resources' retail segment; (ii) the T&D Utility is precluded by the Texas Act from selling electricity at retail; and (iii) unlike the regulated entity under most other deregulation schemes, the T&D Utility has no obligation to serve as a provider of last resort and only provides the wires and service to deliver the electricity from the generating company to the retail provider's customers. Nor does the T&D Utility retain the utility power sourcing obligation, which has traditionally

----------

     (27) In connection with the July Order, Applicants projected that CenterPoint would have 35% equity capitalization in 2005. As explained more fully supra, the difference between the June 2002 projections and the April 2003 projections is largely a result of two factors: (i) increased interest expense and (ii) anticipated charges to Other Comprehensive Income related to declines in the market value of the CenterPoint pension plan's assets and the settlement of certain long-term interest rate swaps.

been the origin of most risk for electric utilities. Generation is the obligation of separate power generation companies, which incur the risks associated with obtaining fuel, constructing new generating capacity and selling power to the retail providers. Although CenterPoint does temporarily retain the Texas Genco business as a separate subsidiary, it does not have an obligation to construct additional generation capacity, nor is it responsible for sourcing power for retail customers.

                  Under the Texas restructuring law, a regulated utility may recover any difference between market prices received during 2002 and 2003 through the state-mandated auction process and the Texas Public Utility Commission's earlier estimates of those market prices.

                  Given the unique circumstances of this matter, including the specific protections afforded by Texas law, Applicants believe that the financing is reasonably adapted to the earning power of CenterPoint, as required by Section 7(d)(2).

                  (3) NO ADVERSE FINDING IS REQUIRED UNDER SECTION 7(d)(3) BECAUSE THE PROPOSED FINANCING IS BOTH NECESSARY AND APPROPRIATE TO THE ECONOMICAL AND EFFICIENT OPERATIONS OF THE SYSTEM'S LAWFUL BUSINESSES.

                  As noted above, the execution of the Second Amendment represents a milestone for CenterPoint. The requested authorization, concerning the pledge of Texas Genco stock and the issuance of warrants, is intended to minimize the costs of the associated financing and so provide for the economical and efficient operations of CenterPoint's duly authorized businesses. There are significant economic consequences if CenterPoint is unable to obtain the requested authority in a timely manner. As noted previously, the interest rates on the $3.85 billion CenterPoint Facility will be increased by 25 basis points if CenterPoint is unable to grant the lenders a security interest in its 81% stock ownership interest in Texas Genco on or before May 28, 2003. Further, in the event that CenterPoint does not have authority to issue the subject warrants by that date, CenterPoint must provide the banks equivalent compensation. If such compensation is required to be provided in cash, the amount of any borrowings necessary to fund those payments could increase the overall debt of the CenterPoint System and reduce its equity capitalization ratios.

                  (4) THE FEES AND OTHER REMUNERATION, INCLUDING THE WARRANTS, IN CONNECTION WITH THE PROPOSED FINANCING TRANSACTION ARE REASONABLE UNDER THE STANDARDS OF SECTION 7(d)(4).

                  The lenders are requiring, as a condition of the proposed refinancing, that CenterPoint provide additional compensation in the form of warrants (or the economic equivalent thereof) to purchase CenterPoint common stock. These warrants can be viewed as a fee in lieu of, among other things, the $1.2 billion in mandatory commitment reductions, i.e., repayments, the banks would otherwise receive in the first half of 2003. There is also a timing consideration. By issuing warrants, CenterPoint will be able to provide the banks an opportunity to receive that increased compensation without burdening CenterPoint's existing cash or requiring additional borrowings to pay the fees. To the extent the banks or their successors purchase the underlying stock, the Company will receive additional equity capital. And, perhaps most importantly, the Company can extinguish the warrants and thus avoid their dilutive impact


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


by repaying defined amounts of bank debt by milestone dates in 2003. This latter feature is a particular benefit for both the banks and the Company. To the extent the uncertainty surrounding repayment of the bank debt is precluding CenterPoint currently from adequate access to the capital markets, the refinanced facility should eliminate that uncertainty, and the Company should gain greater access to the capital markets. With that access, the Company can repay a significant portion of the bank debt, which is attractive to the banks, and at the same time, the Company can reduce--or perhaps eliminate--the burden created by the warrants.

                  As discussed in the Application, the issuance of warrants equivalent to 10% of CenterPoint's outstanding common stock does raise a question concerning the status of the lenders upon the exercise of the warrants.(28) It is important to remember, first, that the holders have no voting power until the warrants are exercised. Second, the warrants will be fairly widely held. There are 27 banks in CenterPoint's bank facility.(29) The five largest participants each hold less than 10% of the commitments under the facility. The remaining participants hold smaller commitments. Third, as a practical matter, it seems unlikely that the banks will actually seek a long-term ownership position. Their additional compensation will only be realized if they sell either the warrants or the underlying stock and obtain the difference between the sales price and their underlying purchase price. Thus the issuance of warrants, even if the Company is unable to extinguish all of them before they vest, should not create a concentration of ownership that could adversely impact the ultimate control of the holding company or its subsidiaries.

                  Finally, the documentation will provide that, upon exercise of such rights, (i) no one lender will own, control, or hold with power to vote five percent or more of the outstanding common stock of CenterPoint, and (ii) the lenders will not act as an organized group of persons with respect to such voting stock or otherwise seek to exercise an impermissible controlling influence over the management and operations of CenterPoint.(30)

----------

     (28) The terms and conditions of the warrants have been designed so that the lenders can rely on Rule 144A under the Securities Act of 1933, as amended, with respect to transfer of the warrants.

     (29) Citibank, N.A. is the Syndication Agent, JPMorgan Chase Bank is the Administrative Agent and J.P. Morgan Securities Inc. and Salomon Smith Barney, Inc. are the Sole Lead Arrangers and Bookrunners for the credit agreement.

     (30) While the banks will continue to act in concert through the administrative agents in their activities under the bank facility (which requires the banks to act by prescribed voting majorities on matters such as waivers, amendments, defaults, etc.) and perhaps will have to act together in exercising certain rights related to the warrants (such as the timing for requiring registration of the underlying stock), they will not act in concert in their ownership of the underlying stock or in voting the stock.


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


                  (5) THE TERMS AND CONDITIONS OF THE PROPOSED FINANCING ARE CONSISTENT WITH THE PUBLIC INTEREST AND THE INTEREST OF INVESTORS AND CONSUMERS.

                  It is appropriate and necessary under the circumstances that CenterPoint provide a pledge of the Texas Genco stock and have the authority to issue warrants as described herein.(31) The pledge will support a financing that is an appropriate financing source for CenterPoint to finance its capital expenditures and operating expenses. CenterPoint has explored various options available to provide the funding required by the System and believes that, given current market conditions, the provision of a pledge and warrants in support of the Second Amendment are the most viable and efficient approach for meeting CenterPoint's refinancing obligations.

                  Market conditions foreclosed certain other options. For example, it had originally been intended that by year-end 2002 CenterPoint would conduct an initial public offering of approximately 20% of the common stock of Texas Genco, as a means of establishing market value for purposes of determining stranded costs. CenterPoint's financial advisors advised the Company that it would not be feasible to proceed with the planned offering under current market conditions, and so the Company instead distributed about 19% of the stock of Texas Genco to its shareholders as a means of establishing the value of its generating assets for purposes of determining stranded costs. Unlike a public offering, however, the distribution did not result in proceeds that could be used to pay down debt.

                  At the time the Second Amendment was executed, market conditions had also largely foreclosed the ability of CenterPoint to issue additional unsecured debt on reasonable terms. CenterPoint explored various options available to provide the necessary funding and was advised by its financial advisors and by prospective lenders that, given current market conditions, the Company would be required to provide collateral to secure the debt in order to obtain such funds on reasonable terms (as evidenced by the 25 basis point penalty if CenterPoint is unable to provide a pledge of Texas Genco stock).

                  Furthermore, as reflected in the financial information provided in this record, the proposed financing transactions do not impose an unreasonable financial burden on CenterPoint. The transactions represent a reasonable course of action for the operation of CenterPoint's business, and are appropriate for the protection of investors and consumers. CenterPoint further submits that the applicable provisions of the Act are satisfied and that no adverse findings are required.

----------

     (31) The debt will not be secured by any securities or utility assets of the T&D Utility or GasCo.


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


C. RULE 54 ANALYSIS

                  Rule 54 provides that in determining whether to approve certain transactions other than those involving "exempt wholesale generators", as defined in Section 32 of the Act ("EWGs"), and "foreign utility companies", as defined in Section 33 of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

                  As a result of the restructuring and separation from Reliant Resources authorized in the July Order, CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i)), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1). As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs.

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

D. RULE 24 REPORTS

                  The Applicants are subject to Rule 24 reporting requirements under the July Order and will continue to comply therewith.


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

ITEM 4. REGULATORY APPROVALS

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Post-Effective Amendment No. 4 to Application-Declaration.

ITEM 5. PROCEDURE

                  The Applicants respectfully request that the Commission issue its Order as quickly as possible, but in no event later than May 28, 2003.



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                  The Applicants hereby waive a recommended decision by a
hearing officer of the Commission and agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

         Exhibit G-20      Press release from Standard and Poor's, a division of
                           The McGraw-Hill Companies, Inc. (March 4, 2003).

         Exhibit G-21      Chart presenting equity percentages of CenterPoint,
                           GasCo, the T&D Utility and Texas Genco, LP (as of
                           September 30, 2002) (previously filed).

         Exhibit G-21.1    Chart presenting equity percentages of CenterPoint,
                           GasCo, the T&D Utility and Texas Genco, LP (as of
                           December 31, 2002).

         Exhibit G-21.2    Chart presenting April 2003 CenterPoint equity
                           percentage projections with description of assumptions, (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.3    Charts presenting February 2003 and June 2002
                           CenterPoint equity percentage projections (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.4    Description of effect of warrants on CenterPoint
                           equity (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.5    Chart presenting CenterPoint equity projections
                           (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.6    Chart presenting T&D Utility equity projections
                           (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.7    Chart presenting T&D Utility equity percentage
                           forecasts (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-21.8    Consolidated financial projections for CenterPoint
                           (filed in connection herewith under separate cover with a request for confidential treatment).

         Exhibit G-22      Sale and True-Up Analysis (filed in connection
                           herewith under separate cover with a request for confidential treatment).

         Exhibit G-23      "CenterPoint Energy Sees Light at the End of the
                           Tunnel," Standard & Poor's Utilities and Perspective for the week of December 2, 2002 (previously filed).

         Exhibit G-24      Chart presenting ratings for obligations of
                           CenterPoint and its subsidiary companies.

         Exhibit G-25      Opinion from Houlihan Smith & Company, Inc. to
                           CenterPoint, dated December 4, 2002 (previously filed with the Commission under separate cover with a request for confidential treatment).

         Exhibit G-26      Description of existing system debt and a discussion
                           of priorities with respect to same.

         Exhibit H-1       Draft Notice (previously filed).

Financial Statements

         FS-6 Statements of Consolidated Operations for Year Ended December 31, 2002 for CenterPoint Energy, Inc. and Subsidiaries (incorporated by reference to CenterPoint's Form 10-K for year ended December 31, 2002, File No. 1-31447)

         FS-7 Consolidated Balance Sheets for Year Ended December 31, 2002 for CenterPoint Energy, Inc. and Subsidiaries (incorporated by reference to CenterPoint's Form 10-K for the year ended December 31, 2002, File No. 1-31447)

INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed financing transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the proposed transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.




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


SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2003


CENTERPOINT ENERGY, INC.
and its subsidiary companies as named on the title page

By: /s/ Rufus S. Scott
    --------------------------------------------
    Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.



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